"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange


ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Erik Thuestad, AVP Investor Relations, Tel.: +47 22544425





Date: 23 May 2003

ORK – Corporate Assembly meeting

A meeting in the Corporate Assembly was held yesterday.

Harald Arnkværn was re-elected as chairman and Svein Aaser was elected deputy chairman of the Corporate Assembly.

In addition an election committee was appointed for another two years for the election of the shareholders' representatives to the Board of Directors, with the following members;

Harald Arnkværn, chairman (re-elected)
Elisabeth Grieg (re-elected)
Idar Kreutzer (new)

A representative for the employees, Gunn Liabø will be supplemented to the election committee for the election of the chairman of the board.

Svein S. Jacobsen, Åse Aulie Michelet and Christen Sveaas were re-elected as members of the Board of Directors for two years. Björn Savén is leaving the Board and Peter Ruzicka was elected as member of the Board of Directors for one year.